October 26, 2009

By U.S. Mail and facsimile (413) 592-5097

William J. Wagner
Chairman of the Board, President and Chief Executive Officer
Chicopee Bancorp, Inc.
70 Center Street
Chicopee, Massachusetts 01013

> **Re: Chicopee Bancorp, Inc.**
> **Form 10-K for December 31, 2008**
> **Form 10-Q for March 31, 2009**
> **Form 10-Q for June 30, 2009**
> **Definitive Proxy Statement filed April 13, 2009**
> **File Number 000-51996**

Dear Mr. Wagner:

We have reviewed your correspondence filed with the Commission on July 13, 2009 and have the following additional comments. Where indicated, we think your documents should be revised in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the additional information provided in response to our comments in our letter dated August 21, 2009. The staff continues to believe that the information considered by the company primarily constitutes subjective evidence and not objective evidence as required by SAB Topic 5M. Therefore, the Staff continues to believe that certain of your securities are other than temporarily impaired. We also note in your response that you plan on recording other than temporary impairment on certain of your securities during the quarter ended September 30, 2009. For the remaining portfolio, please revise your accounting policies and financial statements, as appropriate, to reflect a greater consideration of objective evidence. Please revise future filings to clearly disclose your new accounting

policies related to other than temporary impairment and provide us with your proposed disclosures.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

Please direct any questions on accounting matters to Rebekah Moore at 202-551-3303, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

Sincerely,

Kathryn McHale
Staff Attorney

cc: Marc Levy, Esq.
        Facsimile (202) 362-2902